# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mayville Engineering Company, Inc., CIK 0001766368
CUSIP: 578605107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 715 SOUTH STREET, 715 SOUTH STREET, MAYVILLE, Wisconsin (WI), 53050
Date of event which requires filing of this statement: 10/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002058477-25-000005
Filed by CIK 0002058477

## Reporting persons
- Hilve Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); sole voting power 995,756; shared voting power 0; sole dispositive power 995,756; shared dispositive power 0; aggregate amount beneficially owned 995,756 (4.9% of the class)
- Mikhail Stiskin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 995,756; shared voting power 0; sole dispositive power 995,756; shared dispositive power 0; aggregate amount beneficially owned 995,756 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Mayville Engineering Company, Inc.
Address of issuer's principal executive offices: 715 SOUTH STREET, 715 SOUTH STREET, MAYVILLE, WISCONSIN, 53050.

## Item 2. Person Filing
Name of person filing: (i) Hilve Holdings Limited and (ii) Mikhail Stiskin (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: (i) For Hilve Holdings Ltd.: Spyrou Araouzou, 25, Beregaria 25, 5th Floor, Office 2, 3036, Limassol, Republic of Cyprus, and(ii) For Mikhail Stiskin: Onisilou, 8A, Rita Court 1, Block B, Flat/Office 208, Agios Tychonas, 4532, Limassol, Republic of Cyprus.
Citizenship: (i) Hilve Holdings Limited was established under the laws of the Republic of Cyprus, and (ii) Mikhail Stiskin is a citizen of Israel.

## Item 4. Ownership
Amount beneficially owned: Hilve Holdings Limited directly holds 995,756 shares of Common Stock of no par value ("Common Stock"), of Mayville Engineering Company, Inc. (the "Issuer"). Mikhail Stiskin, as the sole shareholder of Hilve Holdings Limited, may be deemed the beneficial owner of 995,756 shares of Common Stockheld by Hilve Holdings Limited.
Percent of class: Hilve Holdings Limited may be deemed the beneficial owner of 4.9% of the outstanding shares of Common Stock of the Issuer. Mikhail Stiskin may be deemed the beneficial owner of 4.9% of the outstanding shares of Common Stock. Such percentages are based on 20,317,825 shares of Common Stock of the Issuer outstanding as of September 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
Sole power to vote or to direct the vote: As of the date hereof, Hilve Holdings Limited has the sole power to vote or to direct the vote of 995,756 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Limited, has the sole power to vote or to direct the vote of 995,756 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock of the Issuer
Sole power to dispose or to direct the disposition: As of the date hereof, Hilve Holdings Limited has the sole power to dispose or to direct the disposition of 995,756 shares of Common Stock of the Issuer. Mikhail Stiskin has the sole power to dispose or to direct the disposition of 995,756 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons has shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hilve Holdings Ltd: /s/ Asya Andreeva, Director (02/13/2026)
- Mikhail Stiskin: /s/ Mikhail Stiskin, self (02/13/2026)